CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

March 27, 2012

Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	China Yida Holding, Co.
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 9, 2011
File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated December 9, 2011 regarding the above referenced filings (the “Comment Letter”). As requested in your letter, we have provided responses to the questions raised by the staff in related to the Form 10-Q for the quarterly period ended September 30, 2011. For your convenience, the matters are listed below, followed by our responses:

Form 10-Q for the Quarterly Period ended September 30, 2011

General

35.
Please revise your Form 10-Q to comply with applicable comments on the Form 10-K. For example, in your management’s discussion and analysis, please discuss and quantify the amount of net revenues attributable to each tourist destination. Also disclose the primary sources of revenues from each tourist destination.

ANSWER:
We have revised the Form 10-Q to comply with applicable comments. We have discussed and quantified the amount of net revenues attributable to each tourist destination and disclosed the primary sources of revenues from each tourist destination.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

36.
We note your response to comment 41 from our letter dated September 22, 2011 on disclosure in your June 30, 2011 Form 10-Q. We note that you continue to attribute the decrease in your advertisement revenues to “the instability of the railway media broadcast revenue.” In your response to comment 41, you state that “[i]nstability means that the program is broadcasting manually by the train attendant, we cannot monitor how he/she broadcasts the tape, or whether he/she has insert [sic] the program tape or not.” Please include this explanation in your disclosure. Expand on this explanation by discussing the terms for playing the “Journey through China on the Train” programming on China’s high-speed railways and how you are compensated. For example, explain whether the railways or its operators determine in their sole discretion whether to broadcast the program or whether they are required to broadcast the program a minimum number of times. Explain whether you are compensated for product placements on the number of times the program is broadcast. If so, and if the broadcasting of the program is in the railway’s or operator’s discretion, disclose the number of times the program was played in each period. To the extent that these terms are not discussed in your 2010 Form 10-K, please revise your Form 10-K to discuss them.

ANSWER:
We have included the above referenced explanation in the management’s discussion and analysis. We have also revised related section to include discussion of the “Journey through China on the Train” program.

37.	Please disclose the amount of advertisement revenues generated from FETV and the amount generated from your railway media broadcasts.

ANSWER:	We have revised to include the amount of advertisement revenues generated from FETV and the amount generated from the railway media broadcasts.

Note 2.a. Basis of presentation, page 5

38.
We note your response to comment 39 in our letter dated September 22, 2011. As previously requested, if true, please disclose that all adjustments are of a normal recurring nature in future filings. Otherwise, disclose the nature and amount of any adjustments other than normal recurring adjustments.

ANSWER:	We have disclosed that all adjustments are of a normal recurring nature.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Minhua Chen

China Yida Holding, Inc.
Name: Minhua Chen
Title: Chief Executive Officer